Exhibit 99.1

Qudian Inc. Reports Third Quarter 2025

Unaudited Financial Results

XIAMEN, China, November 24, 2025/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights:

●	Total revenues were RMB8.5 million (US$1.2 million), compared to RMB55.0 million for the same period of last year

●	Net income attributable to Qudian’s shareholders was RMB409.9 million (US$57.6 million), compared to RMB131.9 million for the same period of last year; net income per diluted ADS was RMB2.47 (US$0.35) for the third quarter of 2025

We continued to execute our business transition, with the winding down of our last-mile delivery business to its final stage while maintaining a healthy balance sheet by pursuing efficient cash management. Moving forward, we remain focused on navigating market dynamics and capitalizing on new business in order to build long-term value for our shareholders.

Third Quarter Financial Results

Sales income and others decreased by 84.5% to RMB8.5 million (US$1.2 million) from RMB55.0 million for the third quarter of 2024, which was primarily due to the winding down of last-mile delivery business.

Total operating costs and expenses decreased by 2.3% to RMB119.1 million (US$16.7 million) from RMB122.0 million for the third quarter of 2024.

Cost of revenues decreased by 86.6% to RMB6.5 million (US$0.9 million) from RMB48.9 million for the third quarter of 2024, primarily due to the decrease in service cost related to last-mile delivery business with the winding down of the business.

General and administrative expenses increased by 41.1% to RMB82.7 million (US$11.6 million) from RMB58.6 million for the third quarter of 2024, primarily due to the increase in depreciation and property tax expenses following the completion of the construction of the Company’s headquarters.

Research and development expenses decreased by 23.8% to RMB11.1 million (US$1.6 million) from RMB14.6 million for the third quarter of 2024, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Loss from operations was RMB110.6 million (US$15.5 million), compared to RMB67.0 million for the third quarter of 2024, mainly due to the winding down of the Company’s businesses and the increase in depreciation and property tax expenses following the completion of the construction of the Company’s headquarters.

Interest and investment income, net increased by 84.5% to RMB421.3 million (US$59.2 million) from RMB228.4 million for the third quarter of 2024, mainly attributable to the increase of income from investments in the third quarter of 2025.

Gain on derivative instrument increased by 144.4% to RMB73.9 million (US$10.4 million) from RMB30.2 million for the third quarter of 2024, mainly attributable to the increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net income attributable to Qudian’s shareholders was RMB409.9 million (US$57.6 million), compared to RMB131.9 million in the third quarter of 2024. Net income per diluted ADS was RMB2.47 (US$0.35).

Cash Flow

As of September 30, 2025, the Company had cash and cash equivalents of RMB7,010.6 million (US$948.8 million) and restricted cash of RMB1,518.7 million (US$213.3 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the third quarter of 2025, net cash provided by operating activities was RMB384.0 million (US$53.9 million), mainly attributable to proceeds from interest and investment income. Net cash provided by investing activities was RMB2,508.5 million (US$352.4 million), mainly attributable to the net proceeds from redemption of short-term investments. Net cash provided by financing activities was RMB837.8 million (US$117.7 million), mainly due to the proceeds from short-term borrowings and partially offset by the repurchase of ordinary shares.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to November 18, 2025, the Company has in aggregate purchased 26.3 million ADSs in the open market for a total amount of approximately US$71.1 million (an average price of $2.7 per ADS) pursuant to the share repurchase program.

As of November 18, 2025, the Company had in aggregate purchased 180.6 million ADSs for a total amount of approximately US$765.3 million (an average price of $4.2 per ADS).

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. Qudian is exploring innovative business opportunities to satisfy consumers' demand by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

(In thousands except for number	Three months ended September 30,
of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	55,015	8,523	1,197

Total revenues	55,015	8,523	1,197

Operating cost and expenses:
Cost of revenues	(48,913)	(6,549)	(920)
Sales and marketing	(2,123)	(5,689)	(799)
General and administrative	(58,580)	(82,672)	(11,613)
Research and development	(14,576)	(11,102)	(1,559)
Reversal of/(Provision for) expected credit losses on receivables and other assets	2,798	(180)	(25)
Impairment loss from other assets	(604)	(12,949)	(1,819)
Total operating cost and expenses	(121,998)	(119,141)	(16,735)

Loss from operations	(66,983)	(110,618)	(15,538)
Interest and investment income, net	228,420	421,344	59,186
Loss from equity method investments	(1,390)	(102)	(14)
Gain on derivative instruments	30,246	73,921	10,384
Foreign exchange loss, net	(7,898)	(5,216)	(733)
Other income	2,030	19,131	2,687
Other expenses	(13,809)	(228)	(32)

Net income before income taxes	170,616	398,232	55,940
Income tax expenses	(38,702)	11,671	1,639

Net income	131,914	409,903	57,579

Net income attributable to Qudian Inc.’s shareholders	131,914	409,903	57,579

Earning per share for Class A and Class B ordinary shares:
Basic	0.73	2.55	0.36
Diluted	0.71	2.47	0.35

Earning per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	0.73	2.55	0.36
Diluted	0.71	2.47	0.35

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	180,111,125	160,998,923	160,998,923
Diluted	185,092,607	165,790,336	165,790,336

Other comprehensive loss:
Foreign currency translation adjustment	(60,991)	(18,697)	(2,626)

Total comprehensive income	70,923	391,206	54,953

Total comprehensive income attributable to Qudian Inc.’s shareholders	70,923	391,206	54,953

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of June 30,	As of September 30,
of shares and per-share data)	2025	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4,028,995	7,010,642	984,779
Restricted cash and cash equivalents	782,251	1,518,707	213,331
Time and structured deposit	1,758,770	1,439,721	202,236
Derivative instruments-asset	38,793	3,792	533
Short-term investments	2,850,688	1,366,240	191,915
Accounts receivables	9,225	6,479	910
Other current assets	925,915	290,235	40,769
Total current assets	10,394,637	11,635,816	1,634,473

Non-current assets:
Right-of-use assets	101,715	98,743	13,870
Investment in equity method investee	144,822	144,622	20,315
Long-term investments	78,616	78,658	11,049
Property and equipment, net	1,747,669	1,728,971	242,867
Intangible assets	1,922	1,779	250
Other non-current assets	280,115	263,647	37,034
Total non-current assets	2,354,859	2,316,420	325,385

TOTAL ASSETS	12,749,496	13,952,236	1,959,858

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In thousands except for number	As of June 30,	As of September 30,
of shares and per-share data)	2025	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	720,000	1,576,000	221,379
Short-term lease liabilities	7,352	6,733	946
Accrued expenses and other current liabilities	371,442	360,732	50,672
Income tax payable	39,383	53,164	7,468
Total current liabilities	1,138,177	1,996,629	280,465

Non-current liabilities:
Deferred tax liabilities	27,427	-	-
Long-term lease liabilities	5,126	3,870	544
Total non-current liabilities	32,553	3,870	544
Total liabilities	1,170,730	2,000,499	281,009

Shareholders’ equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(1,571,141)	(1,588,823)	(223,181)
Additional paid-in capital	4,025,209	4,024,656	565,340
Accumulated other comprehensive profit/(loss)	(7,464)	(26,161)	(3,675)
Retained earnings	9,131,986	9,541,889	1,340,341

Total equity	11,578,766	11,951,737	1,678,849

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,749,496	13,952,236	1,959,858